Exhibit 99.2

Dear shareholder,

We are sending you this voting instruction form (‘form’) because you are the holder of registered shares (‘Shares’) that are registered in the shareholders’ register of Unilever N.V. which is kept in Amsterdam.

This form enables you to give proxy to N.V. Algemeen Nederlands Trustkantoor ANT (‘ANT’) to vote at the general meeting of shareholders of Unilever N.V. (and at the class meetings) on the proposed resolutions in accordance with your instruction (‘voting instruction’).

Please note that the following terms and conditions apply:

1	If your voting instruction for a proposal is to be taken into account, this form must have been duly signed, filled in and received by N.V. Algemeen Nederlands Trustkantoor ANT, P.O. Box 11063, 1001 GB, Amsterdam, the Netherlands, at the latest on 1 May 2006 before 6.00 pm. (‘Record Date’).

2	An instruction that is not given or is not given timely or not given correctly will be regarded as invalid.

3	The voting instruction relates to all Shares that you hold on the Record Date. If you wish to attend the general meeting of Unilever N.V. in person or via a proxy (other than the one mentioned on this form), you should notify this in accordance with the instructions for attendance that are included in the Notice of Meetings. This notification should have been received by ANT at the latest on 1 May 2006 before 6.00 pm. After receipt of the notification ANT will send you an admission ticket. In that case your Shares will be blocked up to and including the Record Date. If you have completed and sent in the voting instruction form but then decide to attend the shareholders’ meeting in person after all, your voting instruction form will be deemed to be invalid.

4	By signing this form, you confirm that you are in possession of the voting rights attaching to the Shares as at the Record Date.

5	On this form agenda items may be included in an abridged version. Please note that you give voting instructions for the general vote at the AGM, but also for the class meetings to be held on the same day.

6	A voting instruction is given with the right of substitution and is governed by the law of the Netherlands.

7	A voting instruction becomes irrevocable 48 hours prior to the planned commencement of the general meeting.

8	If you have any questions about this form, you can contact ANT via telephone number 00 31 20 5222 555 or via e-mail registers@ant-trust.nl.

Voting instruction form

For the

Annual General Meeting of Shareholders of Unilever N.V. to be held on Monday 8 May 2006 at 9.30 am in the Willem Burger Zaal of Concert- en congresgebouw De Doelen, Kruisplein, in Rotterdam, and for the purpose of agenda item 5A also for (i) the meeting of the holders of ordinary shares with a nominal value of NLG 1.12, (ii) the meeting of holders of ordinary shares numbered 1 to 2 400 inclusive (iii) the meeting of holders of 7% cumulative preference shares, (iv) the meeting of holders of 6% cumulative preference shares and (v) the meeting of holders of 4% cumulative preference shares.

Agenda

1	Consideration of the Annual Report for the 2005 financial year submitted by the Board of Directors and the report of the Remuneration Committee.

2	Adoption of the Annual Accounts and appropriation of the profit for the 2005 financial year. (resolution)

3	Discharge of the Executive Directors. (resolution)

4	Discharge of the Non-Executive Directors. (resolution)

5	Corporate Structure and Corporate Governance.

5A	Share equalisation. Alterations I (euro conversion) and II (ordinary shares’ share split and dematerialisation) to the Articles of Association. Amendment of the Equalisation Agreement. (resolutions of annual general meeting)

5A I	Approval: Share equalisation. Alterations I (euro conversion) and II (ordinary shares’ share split and dematerialisation) to the Articles of Association. Amendment of the Equalisation Agreement. (resolutions of meeting of holders of ordinary shares)

5A II	Approval: Share equalisation. Alterations I (euro conversion) and II (ordinary shares’ share split and dematerialisation) to the Articles of Association. (resolutions of meeting of holders of 4% preference shares)

5A III	Approval: Share equalisation. Alterations I (euro conversion) and II (ordinary shares’ share split and dematerialisation) to the Articles of Association. (resolutions of meeting of holders of 6% preference shares)

5A IV	Approval: Share equalisation. Alterations I (euro conversion) and II (ordinary shares’ share split and dematerialisation) to the Articles of Association. (resolutions of meeting of holders of 7% preference shares)

5B	Alteration III to the Articles of Association. Board nomination procedure. (resolution)

5C	Alignment of dividend generating capacity and dividend entitlements. Amendment of the Deed of Mutual Covenants. Designation of authorised representatives. (resolutions)

6	Appointment of Executive Directors. (resolutions)

	6a	PJ Cescau
	6b	CJ van der Graaf
	6c	RD Kugler
	6d	RHP Markham

7	Appointment of Non-Executive Directors. (resolutions)

	7a	A Burgmans
	7b	The Rt Hon The Lord Brittan of Spennithorne
	7c	The Rt Hon The Baroness Chalker of Wallasey QC, DL
	7d	Professor W Dik
	7e	The Lord Simon of Highbury CBE
	7f	J van der Veer
	7g	CE Golden
	7h	Dr BE Grote
	7i	J-C Spinetta
	7j	KJ Storm

8	Remuneration of Non-Executive Directors. (resolution)

9	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2006 financial year. (resolution)

10	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution)

11	Authorisation of the Board of Directors to purchase shares in the Company and depositary receipts therefor. (resolution)

12	Questions.

Please ensure you fold and then detach and return this portion of the form

I hereby give proxy to/instruct N.V. Algemeen Nederlands Trustkantoor ANT to vote as I have indicated below.

Please indicate your instruction by placing an ‘x’ in the appropriate numbered box in dark blue or black ink only.

The Alterations I and II to the Articles of Association require separate prior or simultaneous approval of (i) the meeting of holders of ordinary shares with a nominal value of NLG 1.12, (ii) the meeting of holders of ordinary shares numbered 1 to 2 400 inclusive, (iii) the meeting of holders of 7% cumulative preference shares, (iv) the meeting of holders of 6% cumulative preference shares and (v) the meeting of holders of 4% cumulative preference shares. The amendment of the Equalisation Agreement also requires separate prior or simultaneous approval of the meeting of holders of ordinary shares.

Signing this form confirms your acceptance of the terms and conditions set out on the last page.

	For	Against	Abstain			For	Against		Abstain

2				7	a

3				7	b

4				7	c

5A				7	d

5A I				7	e

5A II				7	f

5AIII				7	g

5A IV				7	h

5B				7	i

5C				7	j

6a				8

6b				9

6c				10				`

6d				11

After completing and signing this voting instruction form, please return it in the enclosed envelope.	Surname and initial(s) in capital letters Signature(s)	Date
If you have not received a pre-printed envelope, please return this form in an envelope to the following address:

N.V. Algemeen Nederlands Trustkantoor ANT
Proxy Voting
P.O. Box 11063
1001 GB Amsterdam
The Netherlands